FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                July                            2004
                                -----------------------        -----------
Commission File Number          000-29898
                                -----------------------        -----------

                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                          Form 40-F      X
                    ----------------                   ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                              No            X
                ------------------              ------------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX

     Document

        1. Consolidated financial statements and notes thereto for the three month periods ended May 29, 2004 and May 31, 2003 prepared in accordance with U.S. generally accepted accounting principles.

        2. Management's discussion and analysis of financial condition and results of operations for the three months ended May 29, 2004 compared to the three months ended May 31, 2003.

                                                                     Document 1

                      Research In Motion Limited
                Incorporated under the Laws of Ontario
      (United States dollars, in thousands) (unaudited) (note 1)

Consolidated Balance Sheets                                  As at
                                                            May 29               February 28           February 28
                                                             2004                   2004                  2004
                                                           --------             ------------           -----------
                                                                     U.S. GAAP                          Cdn. GAAP
Assets
Current


Cash and cash equivalents (note 14(a))                  $   847,515           $  1,156,419          $  1,156,419
Short-term investments (note 6)                              24,976                      -                     -
Trade receivables                                           120,964                 95,213                95,213
Other receivables                                             8,525                 12,149                12,149
Inventory (note 5)                                           61,408                 42,836                42,836
Restricted cash (note 11)                                    51,477                 36,261                36,261
Other current assets (note 9)                                 9,874                 12,527                 7,059
                                                        -----------            -----------           -----------
                                                          1,124,739              1,355,405             1,349,937

Investments (note 6)                                        672,734                333,886               333,273

Capital assets (note 7)                                     152,279                147,709               147,709

Intangible assets (note 8)                                   60,253                 64,269                64,269

Goodwill                                                     30,109                 30,109                30,109
                                                        -----------            -----------           -----------
                                                       $  2,040,114           $  1,931,378          $  1,925,297
                                                        ===========            ===========           ===========

Liabilities
Current

Accounts payable                                         $   42,135             $   35,570            $   35,570
Accrued liabilities                                          97,497                 70,538                70,538
Accrued litigation and related expenses (note 11)            99,576                 84,392                84,392
Income taxes payable                                          1,769                  1,684                 1,684
Deferred revenue                                             15,133                 16,498                16,498
Current portion of long-term debt                               193                    193                   193
                                                        -----------            -----------           -----------
                                                            256,303                208,875               208,875
Long-term debt                                                6,071                  6,240                 6,240
                                                        -----------            -----------           -----------
                                                            262,374                215,115               215,115
                                                        -----------            -----------           -----------

Shareholders' Equity
Capital stock
Issued - 186,904,092 (February 28, 2004 - 184,830,132)
  (note 3(a))                                             1,849,026              1,829,388             1,829,388
Stock options (note 3(c) and 17(d))                               -                      -                 2,890
Accumulated deficit                                         (64,234)              (119,206)             (122,096)
Accumulated other comprehensive income (loss) (note 9)       (7,052)                 6,081                     -
                                                        -----------            -----------           -----------
                                                          1,777,740              1,716,263             1,710,182
                                                        -----------            -----------           -----------
                                                       $  2,040,114           $  1,931,378          $  1,925,297
                                                        ===========            ===========           ===========

Commitments and contingencies (notes 11 and 14)
See notes to the consolidated financial statements.

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands) (unaudited) (note 1)


Consolidated Statements of Shareholders' Equity

                                                                      Retained        Accumulated
                                                                      Earnings          Other
                                                                    (Accumulated      Comprehensive
                                                     Common Shares    Deficit)        Income (loss)            Total
                                                  ------------------------------------------------------------------------

Balance February 28, 2004                             $ 1,829,388      $ (119,206)          $    6,081       $ 1,716,263

Comprehensive income (loss):
  Net Income                                                    -          54,972                    -            54,972
  Net change in unrealized gains on investments
    available for sale                                          -               -               (9,057)           (9,057)
  Net change in derivative fair value during the year           -               -               (2,460)           (2,460)
  Amounts classified to earnings during the year                -               -               (1,616)           (1,616)

   Exercise of stock options                               19,638               -                    -            19,638
                                                     --------------------------------------------------------------------
                                                           19,638          54,972              (13,133)            61,477
                                                     --------------------------------------------------------------------
Balance May 29, 2004                                  $ 1,849,026      $  (64,234)         $    (7,052)       $ 1,777,740
                                                     ====================================================================

See notes to the consolidated financial statements.

                          Research In Motion Limited
                    Incorporated Under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited) (note 1)

Consolidated Statements of Operations


                                                                      For the Three Months Ended
                                                          May 29               May 31                May 31
                                                           2004                 2003                  2003
                                                    -------------------   ------------------    ------------------

                                                                                                     Cdn. GAAP
                                                                                                 (Adjusted - note
                                                                     U.S. GAAP                        17(d))


Revenue                                                    $   269,611          $   104,461           $   104,461
Cost of sales                                                  134,978               62,052                62,073
                                                    -------------------   ------------------    ------------------
Gross margin                                                   134,633               42,409                42,388
                                                    -------------------   ------------------    ------------------
Expenses

Research and development                                        20,379               14,387                14,511
Selling, marketing and administration (note 4)                  40,822               24,525                24,789
Amortization                                                     9,048                6,720                 6,824
Litigation (note 11)                                            15,579                7,459                 7,459
                                                    -------------------   ------------------    ------------------
                                                                85,828               53,091                53,583
                                                    -------------------   ------------------    ------------------
Income (loss) from operations                                   48,805             (10,682)              (11,195)

Investment income                                                6,460                2,496                 2,496
                                                    -------------------   ------------------    ------------------
Income (loss) before income taxes                               55,265              (8,186)               (8,699)
                                                    -------------------   ------------------    ------------------
Provision for income taxes (note 12)
Current                                                            293                    -                     -
Deferred                                                             -                    -                     -
                                                    -------------------   ------------------    ------------------
                                                                   293                    -                     -
                                                    -------------------   ------------------    ------------------
Net income (loss)                                           $   54,972          $   (8,186)           $   (8,699)
                                                    ===================   ==================    ==================

Earnings (loss) per share (notes 3 and 13)

Basic                                                       $     0.30          $    (0.05)           $    (0.06)
                                                    ===================   ==================    ==================
Diluted                                                     $     0.28          $    (0.05)           $    (0.06)
                                                    ===================   ==================    ==================

Weighted average number of common shares outstanding (000's)

Basic                                                          185,856             154,552               154,552

Diluted
                                                               196,378             154,552               154,552

See notes to the consolidated financial statements.

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands) (unaudited) (note 1)

Consolidated Statements of Cash Flows

                                                                                    For the Three Months Ended
                                                                          May 29             May 31             May 31
                                                                           2004               2003               2003
                                                                       ---------------   ----------------  -----------------

                                                                                                               Cdn. GAAP
                                                                                                             (Adjusted -
                                                                                   U.S. GAAP                 note 17(d))

Cash flows from operating activities


Net income (loss)                                                          $   54,972        $    (8,186)        $   (8,699)

Items not requiring an outlay of cash:

Amortization                                                                   18,056             10,837             10,941
Loss (gain) on foreign currency translation of long term debt                      38               (341)              (341)
Stock option expense (note 17(d))                                                   -                  -                409
Unrealized foreign exchange gain                                                 (544)               (50)               (50)
Net changes in working capital items:
Trade receivables                                                             (25,751)               882                882
Other receivables                                                               3,634             (2,617)            (2,617)
Inventory                                                                     (18,572)             1,607              1,607
Other current assets                                                           (2,196)            (2,153)            (2,153)
Accounts payable                                                                6,565             (3,605)            (3,605)
Accrued liabilities                                                            26,959              9,701              9,701
Accrued litigation and related expenses                                        15,184              6,507              6,507
Restricted cash                                                               (15,216)            (6,884)            (6,884)
Income taxes payable                                                               85              1,009              1,009
Deferred revenue                                                               (1,365)              (865)              (865)
                                                                       ---------------   ----------------  -----------------
                                                                               61,849              5,842              5,842
                                                                       ---------------   ----------------  -----------------
Cash flows from financing activities

Issuance of share capital and warrants                                         19,638                881                881
Repayment of debt                                                                 (46)               (89)               (89)
                                                                       ---------------   ----------------  -----------------
                                                                               19,592                792                792
                                                                       ---------------   ----------------  -----------------
Cash flows from investing activities

Acquisition of investments                                                   (350,839)                 -                  -
Proceeds on sale or maturity of investments                                     3,651             31,315             31,315
Acquisition of capital assets                                                 (17,223)            (3,591)            (3,591)
Acquisition of intangible assets, net (note 8)                                 (1,397)           (24,126)           (24,126)
Acquisition of short-term investments                                         (25,081)                 -                  -
                                                                       ---------------   ----------------  -----------------
                                                                            (390,889)              3,598              3,598
                                                                       ---------------   ----------------  -----------------
Foreign  exchange effect on cash and cash equivalents                             544                 50                 50
                                                                       ---------------   ----------------  -----------------
Net increase (decrease) in cash and cash equivalents for the period          (308,904)            10,282             10,282
Cash and cash  equivalents, beginning of period                             1,156,419            340,681            340,681
                                                                       ---------------   ----------------  -----------------
Cash and cash  equivalents, end of period                                  $  847,515         $  350,963        $   350,963
                                                                       ===============   ================  =================
Cash and cash  equivalents are comprised as follows:
Balances with banks                                                        $   14,085         $   16,603         $   16,603
Cash equivalents                                                              833,430            334,360            334,360
                                                                       ---------------   ----------------  -----------------
                                                                           $  847,515         $  350,963        $   350,963
                                                                       ===============   ================  =================

See notes to the consolidated financial statements.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with Research In Motion's ("RIM" or the "Company") audited consolidated financial statements (the "financial statements") for the year ended February 28, 2004, which have been prepared in accordance U.S. GAAP. A separate set of consolidated financial statements were also prepared under Canadian GAAP. A summary of the Company's financial position and results of operations, as presented under Canadian GAAP, and a reconciliation of U.S. GAAP financial reporting to Canadian GAAP financial reporting, are included in note 17. In the opinion of management all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended May 29, 2004 are not necessarily indicative of the results that may be expected for the full year ending February 26, 2005.

2.   RECENTLY ISSUED PRONOUCEMENTS

     Consolidation of Variable Interest Entities

     In December 2003, the FASB amended Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. The adoption of FIN 46R did not have an impact to the Company's financial statements.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated



3.   CAPITAL STOCK

(a)  Capital Stock

     The Company declared an effective two for one stock split in the form of a one for one stock dividend payable on June 4, 2004 for all shareholders of record as at close of day on May 27, 2004. All share, earnings per share and stock option data for the current and prior period have been adjusted to reflect this stock dividend. In addition, the effect of this stock dividend doubles the amount of stock options outstanding and reduces the exercise prices of these stock options by half of the original exercise price.



                                                                 Shares
                                                               Outstanding         Amount
                                                              ----------------------------------

                                                                 (000's)

Authorized - unlimited number of common shares

Common shares outstanding - February 28, 2004                         184,830       $ 1,829,388

Exercise of options                                                     2,074            19,638
                                                               ---------------------------------

Common shares outstanding - May 29, 2004                              186,904       $ 1,849,026
                                                               =================================


     During the first quarter of 2005, there were 2,074 stock options exercised.

     The Company had 187,188 common shares outstanding, 13,632 options outstanding and nil common share purchase warrants outstanding as at July 2, 2004.

(b)  Stock option plan

     The Company has an incentive stock option plan for directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years and are exercisable for a maximum of ten years from the grant date.

     The total number of options outstanding as at May 29, 2004 was 13,930 (February 28, 2004 - 16,018).

(c)  Stock based compensation

     Under U.S. GAAP, compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant. The difference between the exercise price and the market price on the date of grant is

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated



     recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income (loss) and earnings (loss) per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:


                                                                              For the three months ended
                                                                               May 29,           May 31,
                                                                                2004              2003
                                                                          ---------------------------------


Net income (loss) - as reported                                                 $ 54,972        $  (8,186)
Estimated stock-based compensation costs for the period                            5,758            3,389
                                                                          ---------------------------------

Net income (loss) - proforma                                                    $ 49,214        $ (11,575)
                                                                          =================================

Denominator in 000's of shares:
Denominator for basic earnings per share - weighted average shares               185,856          154,552
outstanding

Effect of dilutive securities:
  Employee stock options                                                           9,397                -
                                                                          ---------------------------------

Denominator for diluted earnings per share - adjusted weighted-average           195,253          154,552
shares and assumed conversions
                                                                          =================================

Proforma earnings (loss) per share
  Basic                                                                         $   0.26         $  (0.07)
  Diluted                                                                       $   0.25         $  (0.07)


                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated



     The weighted average fair value of options granted during the quarter was calculated using the Black-Scholes option pricing model with the following assumptions:


                                                                                   Three months ended
                                                                                   May 29,       May 31,
                                                                                    2004         2003
                                                                          ----------------------------------

Weighted average Black-Scholes value of each option                               $  23.96      $   4.39

Assumptions:
  Risk free interest rates                                                            3.0%          4.0%
  Expected life in years                                                              4.0           4.0
  Expected dividend yield                                                               0%            0%
  Volatility                                                                           70%           70%



4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the first three months of fiscal 2005 includes $2.0 million with respect to a foreign exchange loss (2004 - foreign exchange gain of $0.4 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.


5.   INVENTORY

     Inventory is comprised as follows:


                                                                May 29,        February 28,
                                                                 2004             2004
                                                            -------------------------------

Raw materials                                                   $47,388          $  35,119
Work in process                                                  16,656              8,713
Finished goods                                                    5,800              7,679
Provision for excess and obsolete inventory                     (8,436)            (8,675)
                                                            -------------------------------

                                                                $61,408          $  42,836
                                                            ===============================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


6.   SHORT-TERM INVESTMENTS AND INVESTMENTS

     Short-term investments consist of liquid investments with maturities of between three months and one year at the date of acquisition. Investments with maturities in excess of one year are classified as non-current investments. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.

     Investments designated as held-to-maturity investments are carried at cost. The Company does not exercise significant influence with respect to any of these investments.

     Investments designated as available-for-sale investments are carried at fair value. Unrealized gains or losses are included in other comprehensive income.


7.   CAPITAL ASSETS

     Capital assets comprise the following:



                                                                        May 29, 2004
                                                                         Accumulated          Net book
                                                          Cost           amortization          value
                                                    --------------------------------------------------------

Land                                                        $   8,850            $     -          $   8,850
Buildings and leaseholds                                       68,268             10,922             57,346
Information technology                                        102,241             55,288             46,953
Furniture, fixtures, tooling and equipment                     84,768             45,638             39,130
                                                    --------------------------------------------------------

                                                            $ 264,127          $ 111,848          $ 152,279
                                                    ========================================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


                                                                      February 28, 2004
                                                                         Accumulated          Net book
                                                          Cost           amortization          value
                                                    --------------------------------------------------------

Land                                                        $   8,850            $     -          $   8,850
Buildings and leaseholds                                       67,148             10,047             57,101
Information technology                                         91,950             47,605             44,345
Furniture, fixtures, tooling and equipment                     78,955             41,542             37,413
                                                    --------------------------------------------------------

                                                            $ 246,903          $  99,194          $ 147,709
                                                    ========================================================



     During the first quarter of fiscal 2005, the Company re-evaluated the estimated useful lives of its Information technology assets and determined that the estimated useful lives should be reduced from five years to periods of three to four years, which resulted in incremental amortization expense of $3.1 million for the quarter. Of this amount, $2.6 million is included in Amortization, with the balance of $0.5 million included in Cost of sales. The impact of this change was applied on a prospective basis. The Company also recorded additional amortization expense of $1.0 million with respect to certain capital assets either no longer used by the Company or to reflect reduced estimated useful lives. Of this amount, $0.6 million is included in Cost of sales, with the balance included in Amortization. The impact of these adjustments resulted in incremental amortization expense of $4.1 million or $0.02 per share, basic and diluted for the quarter.


8.   INTANGIBLE ASSETS

     Intangible assets comprise the following:


                                                                    May 29, 2004
                                                                     Accumulated        Net book
                                                       Cost         amortization         value
                                                 ----------------------------------------------------


Acquired technology                                     $  12,151         $   4,257        $   7,894

Licences                                                   55,642            19,720           35,922

Patents                                                    20,978             4,541           16,437
                                                 ----------------------------------------------------
                                                        $  88,771         $  28,518        $  60,253
                                                 ====================================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


                                                                  February 28, 2004
                                                                     Accumulated        Net book
                                                       Cost         amortization         value
                                                 ----------------------------------------------------


Acquired technology                                     $  10,012         $   3,746        $   6,266

Licences                                                   52,216            15,299           36,917

Patents                                                    25,156             4,070           21,086
                                                 ----------------------------------------------------
                                                        $  87,384         $  23,115        $  64,269
                                                 ====================================================


     As described in note 12(b) of the Company's fiscal 2004 audited consolidated financial statements, a lump sum settlement amount was received in the first quarter of fiscal 2005 as part of a settlement and license agreement that consequently dismissed a series of pending lawsuits. This lump sum settlement was credited to Intangible Assets as a recovery of previously capitalized costs incurred by the Company.


9.   COMPREHENSIVE INCOME (LOSS)

     The components of comprehensive income (loss) are shown in the following table:


                                                                             For the three months ended
                                                                              May 29,          May 31,
                                                                               2004              2003
                                                                         -----------------------------------


Net income (loss)                                                                $  54,972       $  (8,186)

Net change in unrealized gains (losses) on available-for-sale
investments                                                                        (9,057)                -

Net change in fair value of derivatives during the period                          (2,460)           5,561

Amounts reclassified to earnings during the period                                 (1,616)          (1,569)
                                                                         -----------------------------------
Comprehensive income (loss)                                                      $  41,839       $  (4,194)
                                                                         ===================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


    The components of accumulated other comprehensive income (loss) are as follows:



                                                                                      As at
                                                                              May 29,        February 28,
                                                                                2004             2004
                                                                          ----------------------------------


Accumulated net unrealized gains (losses) on available-for-sale
investments                                                                     $  (8,444)          $   613

Accumulated net unrealized gains on derivative instruments                          1,392             5,468
                                                                          ----------------------------------

Total accumulated other comprehensive income (loss)                             $  (7,052)         $  6,081
                                                                          ==================================


     The fair value of derivative instruments of $nil (February 28, 2004 - $5.4 million) is included in Other current assets on the Consolidated Balance Sheets.


10.  RESTRUCTURING CHARGES

     During the third quarter of fiscal 2003, as part of the implementation of a plan to improve operating results (the "Plan"), the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002.

     The changes in the restructuring provision during the three months ended May 29, 2004 are summarized below:


                                         Balances as at     Cash Payments    Write-offs    Balances as at
                                        February 28, 2004                                   May 29, 2004
                                        --------------------------------------------------------------------


Excess facilities and capital assets            $   1,263           $     99       $   -          $   1,164
                                        ====================================================================



     The balance of the restructuring provision of $1.2 million as at May 29, 2004 is included in Accrued liabilities on the Consolidated Balance Sheets.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


11.  LITIGATION

     As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended February 28, 2004 and March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     Fiscal 2003

     During the year ended March 1, 2003, the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     Fiscal 2004

     On August 5, 2003, the United States District Court for the Eastern District of Virginia (the "Court") ruled on NTP's request for an injunction with respect to RIM continuing to sell the BlackBerry solution (handhelds, software and service) in the United States as well as entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The Court granted NTP the injunction requested; however, the Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal (to the Court of Appeals for the Federal Circuit).

     For the year ended February 28, 2004, the Company recorded quarterly charges in the first, second, third and fourth quarters with respect to the NTP matter totalling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004.

     Fiscal 2005

     During the first quarter of fiscal 2005, the Company recorded an expense of $15.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest and current and estimated future costs with respect to ongoing legal fees. The $15.2 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at May 29, 2004. The Company funded $15.2 million into an escrow account subsequent to the end of the first quarter of fiscal 2005 on June 28, 2004. The

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated



     Company funded its enhanced compensatory damages and postjudgment interest amount of $12.7 million pertaining to the fourth quarter of fiscal 2004 into the cash escrow bank account on March 29, 2004.

     As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at May 29, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at May 29, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

     On June 7, 2004, the Company and NTP each made oral submissions before the Appellate Court.


12.  INCOME TAXES

     For the first three months of fiscal 2005, the Company's income tax expense was $0.3 million. The Company's remaining income tax expense with respect to net income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company continues to evaluate and examine the deferred tax assets and valuation allowance on a regular basis. As at May 29, 2004, the Company determined that it was still not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax assets. As a result of the valuation allowance, the Company has material unrecognized income tax benefits as at May 29, 2004.

     The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


13.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share.



                                                                                For the three months ended
                                                                               May 29,             May 31,
                                                                                2004                2003
                                                                          ---------------------------------------

Numerator for basic and diluted earnings (loss) per share available to            $  54,972         $    (8,186)
common stockholders
                                                                          =======================================

Denominator in 000's of shares:
Denominator for basic earnings per share - weighted average shares                  185,856              154,552
outstanding

Effect of dilutive securities:
  Employee stock options                                                             10,522                    -
                                                                          ---------------------------------------

Denominator for diluted earnings per share -  adjusted weighted-average             196,378              154,552
shares and assumed conversions
                                                                          =======================================

Earnings (loss) per share
  Basic                                                                            $   0.30          $    (0.05)
  Diluted                                                                          $   0.28          $    (0.05)



14.  CONTINGENCIES

(a)  Credit Facility

     The Company has a $70 million Letter of Credit Facility ("the Facility") with a Canadian financial institution and has now utilized a $48 million portion of the Facility in order to satisfy the Company's liability and funding obligation in the NTP matter, as described in note 11. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company posted, with the approval of the Court, a Standby Letter of Credit ("LC") in the amount of $48 million to guarantee the monetary damages of the Court's Final Order. The LC amount of $48 million excludes the fiscal 2004 and Quarter 1, 2005 quarterly deposit obligations being funded into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. An additional $5.1 million of the Facility has been

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated



     utilized to support other operating and financing requirements, and as at May 28, 2004, $16.9 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.

     The Company has additional letter of credit facilities in the amount of $14.8 million to support other operating and financing requirements, and as at May 29, 2004 $13.3 million of these facilities were unused. A general security agreement, a general assignment of book debts and cash have been provided as collateral for this facility.

(b)  Other Litigation

     RIM received a letter wherein Inpro II Licensing, S.a r.l. ("Inpro") suggested that RIM may require a license of the 2 patents held by Inpro. On October 31, 2003, following a thorough review of patents held by Inpro, RIM filed a declaratory judgment action against Inpro in the U.S. District Court for the Northern District of Texas, Dallas Division. RIM's declaratory judgment filed against Inpro seeks a ruling that two Inpro patents are invalid and/or not infringed by RIM. On or about November 18, 2003, Inpro filed an action in the U.S. District Court for the District of Delaware asserting a single patent. Its assertion is against RIM and one of its customers. The assertion against RIM and the customer is in connection with a patent relating to electronic devices having user-operable input means such as a thumb wheel. Inpro is seeking a preliminary and permanent injunction and an unspecified amount of damages. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these financial statements as at May 29, 2004.

     By letter dated February 16, 2004, T-Mobile Deutschland GmbH and T-Mobile International AG (collectively, "TMO") served Research In Motion UK Limited (the Company's wholly owned UK subsidiary) with a Third Party Notice in relation to litigation in Germany (the "Litigation") in which the plaintiff, Sumitomo Special Metals Co., Ltd. ("Sumitomo"), brought an action against TMO for alleged infringement of a European Patent purportedly owned by Sumitomo. In very general terms, the patent relates to magnets installed as components in cell phones sold by TMO in Germany. The Third Party Notice seeks unquantified indemnification claims against Research In Motion UK Limited (and against the other cell phone manufacturers named in the Third Party Notice) for damages incurred by TMO in the Litigation. The Company has recently determined that Research In Motion UK Limited will join the defence of the Litigation, and will add ("implead") the Company's supplier of the magnets in order to seek indemnification.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


     are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.


15.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


16.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's warranty expense and actual warranty experience for the three months ended May 29, 2004, as well as the accrued warranty obligations as at May 29, 2004, are set forth in the following table:



Accrued warranty obligations as at February 28, 2004                                     $  9,246

Actual warranty experience for the three months ended May 29, 2004                        (1,090)

Warranty provision for the three months ended May 29, 2004                                  8,193

Adjustments for changes in estimate                                                       (1,265)
                                                                                ------------------

Accrued warranty obligations as at May 29, 2004                                         $  15,084
                                                                                ==================


                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


17. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES AND CANADA

     The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP which conform in all material respects with Canadian GAAP except as set forth below.



Consolidated Balance Sheets

                                                                              May 29,          February 28,
                                                                               2004                2004
                                                                       -------------------------------------
Total assets under US GAAP                                                   $ 2,040,114       $  1,931,378

Adjustments - Canadian GAAP
  Mark to market on available-for-sale investments (b)                                 -               (613)

  Derivative financial instruments (c)                                            (1,392)            (5,468)
                                                                       -------------------------------------

Total assets under Canadian GAAP                                             $ 2,038,722       $  1,925,297
                                                                       =====================================

Total shareholders' equity under US GAAP                                     $ 1,777,740       $  1,716,263

Adjustments - Canadian GAAP
  Mark to market on available-for-sale investments (b)                                 -               (613)

  Derivative financial instruments (c)                                            (1,392)            (5,468)
                                                                       -------------------------------------

Total shareholders' equity under Canadian GAAP                               $ 1,776,348       $  1,710,182
                                                                       =====================================



Consolidated Statement of Operations

                                                                             For the three months ended
                                                                            May 29,             May 31,
                                                                              2004               2003
                                                                       ---------------------------------------


Net income (loss) under US GAAP                                                $   54,972         $   (8,186)

Adjustments - Canadian GAAP
  Start-up costs (a)                                                                    -               (104)

  Stock-based compensation costs (d)                                               (1,369)              (409)
                                                                       ---------------------------------------

Net income (loss) under Canadian GAAP                                          $   53,603         $   (8,699)
                                                                       =======================================


                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


(a)  Start-up costs

     As at February 28, 2001, under U.S. GAAP, the Company had expensed the charges incurred during the start-up of the Company's United Kingdom operations. Canadian GAAP, Emerging Issues Committee EIC-27, Revenues and expenditures during the pre-operating period, prescribes that start-up costs should be deferred and amortized over a period not to exceed 5 years. The amortization effect and the tax effect of this adjustment are also reflected above. The Company had expensed all start-up costs previously incurred during the second quarter of fiscal 2004 as the Company had determined that there was no remaining value to these costs as a result of changes in the underlying operations.

(b)  Available-for-sale investments

     Under U.S. GAAP, SFAS 115 prescribes that available-for-sale investments are marked-to-market with the resulting unrealized gains being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized.

     Under Canadian GAAP, these types of investments are carried at amortized cost less any charges for impairment for declines in the market value that are other than temporary.

(c)  Derivative Financial Instruments

     The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows. Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates.

     Under U.S. GAAP, SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated

     Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions. The concept of comprehensive income is not recognized under Canadian GAAP.

(d)  Accounting for stock compensation

     As described in note 3(b), the Company has a stock-based compensation plan. Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense was recognized.

     In November 2003, CICA Handbook Section 3870 was amended to provide three different transitional provisions which allow for the adoption of fair value based accounting for stock options. In the fourth quarter of fiscal 2004, the Company has elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. The adoption was retroactive to the first quarter of fiscal 2004, and the prior year comparatives have been adjusted to reflect this adoption.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements
                                   U.S. GAAP
        For The Three Month Periods Ended May 29, 2004 and May 31, 2003
                                  (unaudited)

     In thousands of United States dollars, except per share data, and except as otherwise indicated


     In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all grants issued subsequent to the end of fiscal 2003. In addition, proforma stock-based compensation expense is calculated on all grants issued subsequent to the end of fiscal 2002. The disclosures in the following table show the Company's net income (loss) and earnings
     (loss) per share on a proforma basis using the fair value method, as determined by the Black-Scholes pricing model, amortizing the indicated value over the vesting period of the underlying option on a straight-line basis:



                                                                                For three months ended
                                                                                May 29,           May 31,
                                                                                 2004              2003
                                                                       -------------------------------------


Net income (loss) - as reported                                                 $  53,603        $  (8,699)

Stock-based compensation costs included in reported net income                      1,369              409

Total stock-based employee compensation expense determined under fair
value based subsequent to implementation of CICA 3870                              (1,745)            (800)
                                                                       -------------------------------------

Net income (loss) Canadian GAAP - proforma                                      $  53,227        $  (9,090)
                                                                       =====================================

Denominator in 000's of shares:
Denominator for basic earnings per share - weighted average shares
outstanding                                                                       185,856          154,552

Effect of dilutive securities:
  Employee stock options                                                            9,928                -
                                                                       -------------------------------------

Denominator for diluted earnings per share -  adjusted
weighted-average shares and assumed conversions                                   195,784           154,552
                                                                       =====================================

Proforma net earnings (loss) per share
  Basic                                                                          $   0.29        $   (0.06)
  Diluted                                                                        $   0.27        $   (0.06)

(e)  Earnings (loss) per share

     The following table sets forth the computation of basic and diluted earnings (loss) per share under Canadian GAAP.


                                                                          For the three months ended
                                                                         May 29,               May 31,
                                                                          2004                  2003
                                                                     ----------------------------------------


Numerator for basic and diluted earnings (loss) per share available
to common stockholders                                                      $    53,603          $   (8,699)
                                                                     ========================================

Denominator in 000's of shares:
Denominator for basic earnings per share - weighted average shares
outstanding                                                                     185,856              154,552

Effect of dilutive securities:
  Employee stock options                                                         10,025                    -
                                                                     ----------------------------------------

Denominator for diluted earnings per share -  adjusted
weighted-average shares and assumed conversions                                 195,881              154,552
                                                                     ========================================

Earnings (loss) per share under Canadian GAAP
  Basic                                                                      $     0.29          $    (0.06)
  Diluted                                                                    $     0.27          $    (0.06)


                                                                     Document 2

                          Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004






                           RESEARCH IN MOTION LIMITED

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 29, 2004 COMPARED TO THE THREE MONTHS ENDED MAY 31, 2003

   JULY 6, 2004

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the three months ended May 29, 2004. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). To the extent applicable to the Consolidated Financial Statements, these principles conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described in the "Commentary on Material Differences in the Company's Interim 2005 Financial Statements under U.S. GAAP compared to Canadian GAAP". The comparative information in this MD&A conforms with U.S. GAAP. A reconciliation of the results reported in the Consolidated Financial Statements to financial results reported under Canadian GAAP is set out in note 17 to the Consolidated Financial Statements.

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A is prepared as of July 5, 2004. You should read the MD&A in conjunction with our unaudited consolidated financial statements for the Company's first quarter of fiscal 2005.

Additional financial information, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

      o the Company's expectations with respect to the average sales price and monthly average revenue per unit for its BlackBerry handhelds in fiscal 2005;

      o the Company's expectations relating to migration of its direct BlackBerry subscriber base to its carrier customers;

      o  the Company's plans and expectations with respect to the NTP matter;

      o  RIM's revenue and earnings expectations

      o  anticipated growth in RIM's subscriber base; and

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


      o the Company's expectations with respect to the sufficiency of its financial resources.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", "plan" and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" sections of RIM's public filings with the United States Securities and Exchange Commission and securities regulators in
Canada:

      o possible failure of RIM's appeal of the judgment in the NTP litigation;

      o third-party claims for infringement of intellectual property rights by RIM;

      o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

      o RIM's ability to enhance current products and develop and introduce new products;

      o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;

      o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;

      o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;

      o  competition;

      o effective management of growth and ongoing development of RIM's service and support operations;

      o a breach of RIM's security measures, or an inappropriate disclosure of confidential corporate or personal information;

      o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

      o  RIM's dependence on a limited number of significant customers;

      o  fluctuations in quarterly financial results;

      o  reliance on third-party network developers;

      o  foreign exchange risks;

      o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;

      o  the continued quality and reliability of RIM's products;

      o  RIM's ability to manage production facilities efficiently;

      o  risks associated with foreign operations;

      o  dependence on key personnel;

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


      o  continued use and expansion of the Internet;

      o  regulation, certification and health risks; and

      o  tax liabilities associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMMON STOCK SPLIT

The Company declared an effective two for one stock split in the form of a one for one stock dividend payable on June 4, 2004 to all shareholders of record as at close of day on May 27, 2004. All earnings (loss) per share data for the current and prior periods have been adjusted to reflect this stock dividend. See "Results of Operations - Net Income (Loss)" and note 3 (a) to the Consolidated Financial Statements.

OVERVIEW

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Web Client ("BWC"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

SOURCES OF REVENUE

RIM's primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail and POP3/ISP email. In addition, the BlackBerry wireless solution, through its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


RIM generates revenues from sales of BlackBerry wireless handhelds, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. RIM has developed various models of its BlackBerry wireless handhelds, including models that integrate a mobile phone with other wireless data and PIM features.

RIM generates revenues from service billings to its BlackBerry subscriber base. The Company's service revenue is generated in one of two forms: (i) a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

An important part of RIM's BlackBerry wireless solution is the software that is installed on desktop personal computers and/or at the corporate server level. Software revenues include fees from (i) licensing RIM's BES software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) maintenance and upgrades to software.

BlackBerry Connect is RIM's licensing program that enables mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES. BlackBerry licensing programs are designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees. RIM's BWC-related services use the same wireless architecture and infrastructure that is being used by RIM's enterprise BlackBerry handheld customers.

Revenues are also generated from sales of accessories, repair and maintenance programs, radio modems to original equipment manufacturers ("OEM radios"), non-recurring engineering services ("NRE") and technical support.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


The Company's Critical Accounting Policies have been reviewed and discussed with the Company's Audit Committee. There have been no changes to the Company's Critical Accounting Policies and estimates during the first quarter of fiscal 2005 from those disclosed as at February 28, 2004.

REVENUE RECOGNITION

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue policies described below are then applied to each unit of accounting.

HARDWARE

Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

SERVICE

Revenue is recognized rateably on a monthly basis when the service is provided.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

SOFTWARE

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

OTHER

Revenue from the sale of accessories and OEM radios is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND BAD DEBT EXPENSE

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects this trend of increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

INVENTORY

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs a detailed assessment of inventory each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The largest component of Intangible assets is the net book value of licenses. Licenses are amortized over the lesser of five years or on a per unit basis based upon the anticipated number of units to be sold during the terms of the license agreements. See "Results of Operations - Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated future cash flows.

In connection with business acquisitions completed by the Company, the Company has identified and estimated the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the identified net assets was assigned to goodwill.

INCOME TAXES

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its deferred tax assets based upon cumulative losses in recent years, estimated future earnings as per internal forecasts for periods in which temporary differences become deductible as well as prudent and feasible tax planning strategies.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. In fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under U.S. GAAP with respect to the valuation of its deferred income tax asset balance and recorded a full valuation allowance against the entire deferred tax asset balance.

Should RIM determine that it is more likely than not that it is able to realize its deferred tax assets in future fiscal periods in excess of its net recorded amount, the valuation allowance would be reduced, resulting in an increase to net income in the reporting periods when such determinations are made.

LITIGATION

The Company is currently involved in patent litigation where it is seeking to protect its patents (see note 14(b) to the Consolidated Financial Statements) and where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see note 11 to the Consolidated Financial Statements). RIM capitalizes costs incurred for patent litigation where it is seeking to protect its patents.

If the Company is not successful in such litigation, RIM will review its related intangible asset balance, including previously capitalized litigation costs, for impairment. RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees. The actual resolution of the NTP matter may differ materially from these estimates as a result of future rulings issued by the appellate courts at the conclusion of the appeals process, or by the United States Patent and Trademark Office ("PTO") in connection with its re-examinations of the five patents-in-suit. Future quarterly or annual financial reporting may be materially affected, either adversely or favorably, as a result of future rulings by the courts and the PTO.

WARRANTY

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, material usage and other related repair costs, and service delivery expense.

The Company's estimates of costs are based upon historical experience and expectations of future conditions. To the extent that the Company experiences increased warranty activity or increased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


INVESTMENTS

Investments classified as available for sale under Statement of Financial Accounting Standards 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold.

Investments with maturities in excess of one year include those categorized as available-for-sale and held-to-maturity for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

The Company assesses declines in the value of individual investments to determine whether the decline is other-than-temporary and thus the investment is impaired. The Company make this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual. In the event that a decline in the fair value of a held-to-maturity investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.


SUMMARY RESULTS OF OPERATIONS - FISCAL 2004, FISCAL 2003 AND FISCAL 2002

The following table sets forth certain consolidated statement of operations and consolidated balance sheet data for the periods indicated:

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004





                                                        As at and for the Fiscal Year Ended
                                       February 28, 2004    March 1, 2003      Change 2004/2003     March 2, 2002
                                     -------------------------------------------------------------------------------------------

                                                   (in thousands, except for per share amounts)

Revenue                                    $ 594,616          $ 306,732          $ 287,884           $ 294,053
Cost of sales                                323,365            187,289            136,076             209,525
                                     --------------------------------------------------------------------------
Gross margin                                 271,251            119,443            151,808              84,528
                                     --------------------------------------------------------------------------
Expenses

 Research and development                     62,638             55,916              6,722              37,446
 Selling, marketing and
 administration                              108,492            104,978              3,514              93,766
 Amortization                                 27,911             22,324              5,587              11,803
                                     --------------------------------------------------------------------------
  Sub-total                                  199,041            183,218             15,823             143,015
                                     --------------------------------------------------------------------------
Restructuring charges                              -              6,550             (6,550)                  -
Litigation                                    35,187             58,210            (23,023)                  -
                                     --------------------------------------------------------------------------
Restructuring and litigation                  35,187             64,760            (29,573)                  -
                                     --------------------------------------------------------------------------
                                             234,228            247,978            (13,750)            143,015
                                     --------------------------------------------------------------------------
Income (loss) from operations                 37,023          (128,535)            165,558             (58,487)
Investment income                             10,606             11,430               (824)             25,738
Write-down of investments                          -                  -                  -              (5,350)
                                     --------------------------------------------------------------------------
Income (loss) before income taxes             47,629           (117,105)           164,734             (38,099)
Provision for (recovery of) income
tax                                           (4,200)            31,752             35,952              (9,778)
                                     --------------------------------------------------------------------------
Net income (loss)                          $  51,829         $ (148,857)         $ 200,686          $  (28,321)
                                     ================   ================   ================   =================
Earnings (loss) per share (1)
 Basic                                      $   0.33          $   (0.96)          $   1.29          $    (0.18)
                                     ================   ================   ================   =================
 Diluted                                    $   0.31          $   (0.96)          $   1.27          $    (0.18)
                                     ================   ================   ================   =================


Total assets                             $ 1,931,378          $ 861,656        $ 1,069,722           $ 946,958
Total liabilities                            215,115            154,875             60,240              72,890
Shareholders' equity                     $ 1,716,263          $ 706,781        $ 1,009,482           $ 874,068
                                     ----------------                      ----------------


                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


(1) See "Common Stock Split" and note 3 (a) to the Consolidated Financial Statements.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:


                                                                   Fiscal Year Ended
                                       February 28, 2004    March 1, 2003      Change 2004/2003     March 2, 2002
                                     -------------------------------------------------------------------------------------------

                                                   (in thousands, except for per share amounts)

Revenue                                       100.0%            100.0%                  -             100.0%
Cost of sales                                  54.4%             61.1%             (6.7%)              71.3%
                                     ------------------------------------------------------------------------
Gross margin                                   45.6%             38.9%               6.7%              28.7%

Expenses

 Research and development                      10.5%             18.2%             (7.7%)              12.7%
 Selling, marketing and
 administration                                18.2%             34.2%            (16.0%)              31.9%
 Amortization                                   4.8%              7.3%             (2.5%)               4.0%
                                     ------------------------------------------------------------------------
  Sub-total                                    33.5%             59.7%            (26.2%)              48.6%
Restructuring charges
                                                   -              2.1%             (2.1%)                  -
Litigation                                      5.9%             19.0%            (13.1%)                  -
                                     ------------------------------------------------------------------------

Restructuring and litigation                    5.9%             21.1%            (15.2%)                  -
                                     ------------------------------------------------------------------------
                                               39.4%             80.8%            (41.4%)              48.6%
                                     ------------------------------------------------------------------------
Income (loss) from operations                   6.2%           (41.9%)              48.1%            (19.9%)
Investment income                               1.8%             3.7%               (1.9%)             8.8%
Write-down of investments                          -                 -                  -             (1.8%)
                                     ------------------------------------------------------------------------
Income (loss) before income taxes               8.0%           (38.2%)              46.2%            (12.9%)
Provision for (recovery of) income
tax                                            (0.7%)           10.3%               11.0%             (3.3%)
                                     ------------------------------------------------------------------------
Net income (loss)                               8.7%           (48.5%)              57.2%             (9.6%)
                                     ================  ================   ================   ================


                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004



SUMMARY RESULTS OF OPERATIONS - FIRST QUARTER OF FISCAL 2005 COMPARED TO THE FIRST QUARTER OF FISCAL 2004

The following table sets forth certain unaudited consolidated statement of operations data and expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated and unaudited consolidated balance sheet data as at May 29, 2004:




                                                        As at and for the Three Months Ended
                                                May 29, 2004                  May 31, 2003               Change 2004/2003
                                     -------------------------------------------------------------------------------------------

                                                   (in thousands, except for per share amounts)

Revenue                                $ 269,611      100.0%         $ 104,461            100.0%         $ 165,150
Cost of sales                            134,978       50.1%            62,052  (1)        59.4%            72,926
                                 -------------------------------------------------------------------------------------
Gross margin                             134,633       49.9%            42,409             40.6%            92,224
                                 -------------------------------------------------------------------------------------

Expenses

 Research and
 development                              20,379        7.6%            14,387             13.8%             5,992
 Selling, marketing and
 administration                           40,822       15.1%            24,525   (1)        23.5%            16,297
 Amortization                              9,048        3.4%             6,720   (1)         6.4%             2,328
                                 -------------------------------------------------------------------------------------
  Sub-total                               70,249       26.1%            45,632              43.7%            24,617
                                 -------------------------------------------------------------------------------------
Litigation (2)                            15,579        5.8%             7,459              7.1%             8,120
                                 -------------------------------------------------------------------------------------
                                          85,828       31.8%            53,091             50.8%            32,737
                                 -------------------------------------------------------------------------------------

Income (loss) from operations             48,805       18.1%           (10,682)           (10.2%)           59,487
Investment income                          6,460        2.4%             2,496              2.4%             3,964
                                 -------------------------------------------------------------------------------------

Income (loss) before income
taxes                                     55,265       20.5%            (8,186)            (7.8%)            63,451
Provision for income tax (3)                 293        0.1%                 -                 -               (293)
                                 -------------------------------------------------------------------------------------
Net income (loss)                      $  54,972       20.4%         $  (8,186)            (7.8%)         $  63,158
                                 ==============================================      ============  ================

Earnings (loss) per share (4)
 Basic                                  $   0.30                     $  (0.05)                            $   0.35
                                 ================              ================                    ================
 Diluted                                $   0.28                     $  (0.05)                            $   0.33
                                 ================              ================                    ================


Total assets                         $ 2,040,114
Total liabilities                        262,374
Shareholders' equity                 $ 1,777,740

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004



NOTES:

(1) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations center and its technical and service support operations center to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts were reclassified to conform to this new presentation. There were no adjustments to previously reported net income (loss) as a result of any of these reclassifications.

(2) See "Results of Operations - Litigation" and note 11 to the Consolidated Financial Statements.

(3) See "Results of Operations - Income Taxes" and note 12 to the Consolidated Financial Statements.

(4) See "Common Stock Split" and note 3 (a) to the Consolidated Financial Statements.

EXECUTIVE SUMMARY

As the above table highlights, the Company's results reflect strong growth in RIM's business, which yielded a significant improvement in net income in the first quarter of fiscal 2005 versus the comparable period in fiscal 2004. The key factors that contributed to this net improvement in net income are discussed below. A more comprehensive analysis of these factors is contained in "Results of Operations".

The Company's net income increased by $63.2 million to $55.0 million or $0.30 basic earnings per share and $0.28 diluted earnings per share in the first quarter of fiscal 2005, compared to a net loss of $8.2 million or a loss per share of $0.05 in the first quarter of fiscal 2004.

FIRST QUARTER 2005 KEY FACTORS

REVENUE AND RESULTING GROSS MARGIN GROWTH

Revenue increased by $165.1 million to $269.6 million in the first quarter of fiscal 2005 compared to $104.5 million in the preceding year's first quarter. The number of BlackBerry handhelds sold increased by 352,000 or 280.0% to 478,000 in the first quarter of fiscal 2005 compared to 126,000 in the first quarter of fiscal 2004. After accounting for a 6.3% reduction in average selling price ("ASP"), handheld revenues increased by $132.5 million or 256.2% to $184.2 million in the first quarter of fiscal 2005. Service revenue increased by $13.1 million to $52.2 million, reflecting the Company's increase

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


in BlackBerry subscribers during the period. Software revenue increased by $18.6 million to $24.5 million in the first quarter of fiscal 2005.

As a direct result of the $165.1 million revenue increase, gross margin increased to $134.6 million or 49.9% of revenue in the first quarter of fiscal 2005, compared to $42.4 million or 40.6% of revenue in the same period of the previous fiscal period. The increase of 9.3% in gross margin in the first quarter of fiscal 2005 is attributable to the Company's continuing cost reduction efforts for its handhelds and service revenue streams, increased manufacturing cost efficiencies as a result of the increase in handheld volumes and subscribers, as well as favourable changes in BlackBerry handheld product mix.

RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION,
AND AMORTIZATION

The Company continued to focus on prudent overall cost management while making selective cost investments necessary to support the pace of its growth, new product development and international expansion. Research and development, Selling, marketing and administration, and Amortization expenses increased by $24.6 million or 53.9% to $70.2 million in the first quarter of fiscal 2005 from $45.6 million in the first quarter of fiscal 2004. As a percentage of revenue, Research and development, Selling, marketing and administration, and Amortization expenses declined to 26.1% during the first quarter of fiscal 2005 compared to 43.7% in the first three months of fiscal 2004, reflecting efficiencies that have been realized due to the increases in revenues and gross margin.

LITIGATION CHARGES

Litigation expense totalled $15.6 million in first quarter of fiscal 2005, an increase of $8.1 million compared to $7.5 million in comparable period of fiscal 2004, as a direct result of the increase in U.S. infringing revenues, as determined by the Court. See "Results of Operations - Litigation" and note 11 to the Consolidated Financial Statements.

INVESTMENT INCOME

Investment income increased by $4.0 million to $6.5 million in the first quarter of fiscal 2005 from $2.5 million in the comparable period of fiscal 2004, as a result of an increase in cash, cash equivalents, short-term investments and investments, and improved investment yields.

Insert table

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended May 29, 2004. The information has been derived from RIM's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.



                                           Fiscal 2005                      Fiscal 2004 Year
                                             First             Fourth             Third               Second
                                            Quarter            Quarter           Quarter              Quarter
                                        ---------------   ------------------------------------------------------

                                                                  (in thousands, except per share data)

Revenue                                       $269,611         $ 210,585         $ 153,891            $ 125,679

Gross margin                                   134,633           103,476            72,398   (1)         52,968

Research and development, Selling,
marketing and administration, and
Amortization                                    70,249            56,889            49,132   (1)         47,388
Litigation (2)                                  15,579            12,874             9,201                5,653
Investment income                               (6,460)           (3,624)           (2,264)              (2,222)
                                        ---------------   ---------------   ---------------      ---------------
Income (loss) before income taxes               55,265            37,337            16,329                2,149

Recovery of income taxes (4)                       293            (4,200)                -                    -
                                        ---------------   ---------------   ---------------      ---------------
Net income (loss)                             $ 54,972          $ 41,537          $ 16,329              $ 2,149
                                        ===============   ===============   ===============      ===============

Earnings (loss) per share (5)
  Basic                                        $  0.30           $  0.24           $  0.10              $  0.01

  Diluted                                      $  0.28           $  0.23           $  0.10              $  0.01

----------------------------------------------------------------------------------------------------------------
Research and development                      $ 20,379          $ 17,877          $ 15,673             $ 14,701
Selling, marketing and administration (1)       40,822            32,310            26,233               25,423
Amortization (1)                                 9,048             6,702             7,226                7,264
                                        ---------------   ---------------   ---------------      ---------------
                                              $ 70,249          $ 56,889          $ 49,132             $ 47,388
                                        ===============   ===============   ===============      ===============

----------------------------------------------------------------------------------------------------------------


                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004





                                                       Fiscal 2004                         Fiscal 2003 Year
                                                    ---------------      ----------------------------------------------------

                                                         First               Fourth             Third             Second
                                                        Quarter              Quarter           Quarter            Quarter
                                                    ---------------      ----------------------------------------------------
                                                                                  (in thousands, except per share data)
Revenue                                                $ 104,461           $  87,502           $  74,176           $  73,418

Gross margin (1)                                          42,409              35,894              28,988              29,097

Research and development, Selling,
marketing and administration (1), and                     45,632              43,948              52,434              44,872
Restructuring charge (3)                                    --                  --                 6,550                 --
Litigation (2)                                             7,459              25,540              27,760               4,910
Investment income                                         (2,496)             (2,498)             (2,901)             (2,877)
                                                       ---------           ---------           ---------           ---------

Loss before income taxes                                  (8,186)            (31,096)            (54,855)            (17,807)


Provision for (recovery of) income
taxes (4)                                                   --                  --                37,937              (3,575)
                                                       ---------           ---------           ---------           ---------

Net loss                                               $  (8,186)          $ (31,096)          $ (92,792)          $ (14,232)
                                                       =========           =========           =========           =========

Loss per share - basic and diluted                     $   (0.05)          $   (0.20)          $   (0.60)          $   (0.09)

----------------------------------------------------------------------------------------------------------------------------
Research and development                               $  14,387           $  12,535           $  16,843           $  13,913
Selling, marketing and
administration (1)                                        24,525              24,979              29,979              25,213
Amortization (1)                                           6,720               6,434               5,612               5,746
                                                       ---------           ---------           ---------           ---------
                                                       $  45,632           $  43,948           $  52,434           $  44,872
                                                       =========           =========           =========           =========
----------------------------------------------------------------------------------------------------------------------------



NOTES:

(1) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations centre and its technical and service support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts were reclassified to conform to this new presentation. There were no adjustments to previously reported net income (loss) as a result of any of these reclassifications.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


(2) See "Results of Operations - Litigation" and note 11 to the Consolidated Financial Statements.

(3) See "Results of Operations - Restructuring Charges" and note 10 to the Consolidated Financial Statements.

(4) See "Results of Operations - Income Taxes" and note 12 to the Consolidated Financial Statements.

(5) See "Common Stock Split" and note 3 (a) to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MAY 29, 2004 COMPARED TO THE THREE MONTHS ENDED MAY 31, 2004

REVENUE

Revenue for the first quarter of fiscal 2005 was $269.6 million, an increase of $165.1 million or 158.1% from $104.5 million in the first quarter of fiscal 2004.

A comparative revenue breakdown is set forth in the following table:


                                                                                  Change
                  Q1 2005                   Q1 2004                              2005/2004
               -----------------------------------------------------------------------------------
               -------------------------
Handhelds          $ 184,190       68.3%       $ 51,707       49.5%       $ 132,483      256.2%
Service               52,153       19.3%         39,042       37.4%          13,110       33.6%
Software              24,463        9.1%          5,884        5.6%          18,579      315.8%
Other                  8,805        3.3%          7,828        7.5%             978       12.5%
               -----------------------------------------------------------------------------------
                   $ 269,611      100.0%      $ 104,461      100.0%       $ 165,150      158.1%
               ===================================================================================
               -------------------------


Handheld product revenues increased by $132.5 million or 256.2% to $184.2 million or 68.3% of consolidated revenues in the first quarter of fiscal 2005 compared to $51.7 million or 49.5% of consolidated revenues in the first quarter of fiscal 2004. This increase in handheld revenues over the prior year's period is primarily attributable to a volume increase of 280.0% or 352,000 units to approximately 478,000 from approximately 126,000 in the first quarter of fiscal 2004. The Company launched a number of new products throughout fiscal 2004 and the first quarter of fiscal 2005 which operate on the GPRS, iDEN and CDMA20001X wireless networks, which account for the volume growth. This volume increase was partially offset by a 6.3% reduction in ASP in the first quarter of fiscal 2005 to $385 per unit from $411 per unit in the first quarter of fiscal 2004. The Company's ASP continues to be influenced by

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


the impact of product mix in two primary ways: (i) the percentage of new BlackBerry 6200 monochrome/7200 color handheld series versus the 6500/6700 and 7500/7700 handheld series; and (ii) the mix between monochrome and color BlackBerry handhelds as color BlackBerry handhelds are more expensive. The Company experienced a continuing increase in the percentage of color products in its overall handheld sales mix during the first quarter of fiscal 2005 and expects this trend to continue for the balance of fiscal 2005. The Company expects ASP to continue to decline in fiscal 2005 as a result of product mix, new product introductions, a continued drive to expand the Company's prosumer offering, BWC, and increased competition in the industry.

Service revenue increased $13.1 million or 33.6% to $52.2 million and comprised 19.3% of consolidated revenue in the first quarter of fiscal 2005, compared to $39.0 million in the first quarter of fiscal 2004. BlackBerry subscribers increased by 270,000 to approximately 1,339,000 from 1,069,000 as at February 28, 2004. The Company has continued to experience some net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers, for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue during the remainder fiscal 2005 as data-only BlackBerry subscribers upgrade to voice-enabled handhelds. The monthly average revenue per unit ("ARPU") for service is expected to continue to decline in fiscal 2005 as a result of the aforementioned migration and also as the continuing net increase in the BlackBerry subscriber base represents subscribers for which RIM receives a monthly relay access fee from its carrier customers, rather than direct subscribers who purchase full e-mail service from RIM.

Software revenues include fees from licensed BES software, CALs, maintenance and upgrades. Software revenues increased $18.6 million to $24.5 million in the first quarter of fiscal 2005 from $5.9 million in the first quarter of fiscal 2004, generally in line with the growth in handheld revenues during the first quarter of fiscal 2005.

Other revenue, which includes OEM radios, accessories, repair and maintenance programs, NRE, technical support and sundry miscellaneous, increased to $8.8 million in the first quarter of fiscal 2005 compared to $7.8 million in the first quarter of fiscal 2004. Growth in revenue streams such as accessories and non-warranty repair was partially offset by a reduction in OEM radio revenues.

Based on current handheld orders and subscriber growth forecasts, the Company is projecting revenue to increase for the second quarter of fiscal 2005, compared to the first quarter of 2005.

GROSS MARGIN

Gross margin increased to $134.6 million or 49.9% of revenue in the first quarter of fiscal 2005, compared to $42.4 million or 40.6% of revenue in the same period of the previous fiscal period. The net improvement in consolidated gross margin percentage was due to an increase in service and software revenues, reductions in component part costs, improved manufacturing efficiencies and component parts usage as a result of the higher volume of

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


handhelds during the first quarter of fiscal 2005 compared to the comparable period in fiscal 2004, the impact of handheld product mix, increase in the 6200/7200 product series versus the 6500/6700 product series, and increase in colour versus mono handhelds. Additionally, the Company's service margin ratio is increasing because the Company realized cost efficiencies in its network operations infrastructure as a result of the increase in BlackBerry subscribers, for which the Company receives relay fees and resulting gross margin from its carrier customers.

The Company is currently forecasting gross margin second quarter of fiscal 2005 to be in the range of 48% to 52%, compared to 49.9% for the first quarter of fiscal 2005. This is due to a favorable change in handset mix, the growth in higher margin software revenue and ongoing economies of scale in our service business as the BlackBerry subscriber base grows.

RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION
AND AMORTIZATION EXPENSE

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the quarter ended May 29, 2004 compared to the quarter ended February 29, 2004 and the quarter ended May 31, 2003 in the table below. The Company believes it is meaningful to also provide a comparison between the first quarter of fiscal 2005 and the fourth quarter of fiscal 2004, given the quarterly increases in revenue realized by the Company during fiscal 2004.



                                                    Three Month Fiscal Periods Ended
                               May 29, 2004                February 28, 2004                 May 31, 2003
                        -------------------------------------------------------------------------------------
                                               % of                         % of                       % of
                               $              Revenue        $             Revenue       $            Revenue
Research and
development                    $ 20,379        7.6%        $ 17,877         8.5%       $ 14,387        13.8%
Selling, marketing and
administration                   40,822       15.1%          32,310        15.3%         24,525        23.5%
Amortization                      9,048        3.4%           6,702         3.2%          6,720          6.4%
                        -------------------------------------------------------------------------------------

                               $ 70,249       26.1%        $ 56,889        27.0%       $ 45,632        43.7%
                        =====================================================================================



RESEARCH AND DEVELOPMENT

Net research and development expenditures increased by $6.0 million to $20.4 million or 7.6% of revenue in the quarter ended May 29, 2004 compared to $14.4 million or 13.8% of revenue in the previous year's first quarter.

Research and development expenditures consist primarily of salaries for

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


technical personnel, engineering materials, software tools and related information technology infrastructure support. The majority of the increase in research and development expense is attributable to compensation expense; other cost increases are with respect to travel, IT infrastructure, consulting and certification and tooling expenses.

SELLING, MARKETING AND ADMINISTRATION EXPENSES

Selling, marketing and administrative expenses increased by $16.3 million to $40.8 million for the first quarter of fiscal 2005 versus $24.5 million for the comparable period in fiscal 2004. As a percentage of revenue, selling, marketing and administrative expenses declined to 15.1% in the current quarter versus 23.5% in the comparable quarter of the preceding fiscal period.

The net increase of $16.3 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense, travel and legal fees. Additionally, the Company had a net foreign exchange loss of $2.0 million in the current quarter compared to a net foreign exchange gain of $0.4 million in the first quarter of fiscal 2004.

AMORTIZATION

Amortization expense on account of capital and intangible assets increased by $2.3 million to $9.0 million for the first quarter of fiscal 2005 compared to $6.7 million for the comparable period in fiscal 2004. The expense in the first quarter of fiscal 2005 reflects incremental amortization with respect to certain capital asset expenditures for the first quarter of fiscal 2005 and certain capital and certain intangible asset expenditures the last three quarters of fiscal 2004.

Amortization expense with respect to the Company's manufacturing operations, BlackBerry service operations and licenses (a component of Intangible assets) is charged to Cost of sales in the Consolidated Statements of Operations and Deficit and was $9.0 million in the first three months of fiscal 2005 (2004 - $4.1 million).

During the first quarter of fiscal 2005, the Company reviewed and re-evaluated the estimated useful lives of its Information technology capital assets and determined that the estimated useful lives should be reduced to periods of three and four years from five years. The impact of this reduction in the estimated remaining useful lives of these capital assets resulted in incremental amortization expense of $3.1 million in the first quarter of fiscal 2005. Of this amount, $2.6 million is included in Amortization, with the balance of $0.5 million included in Cost of sales. The Company expects the incremental impact on future quarterly amortization expense on its existing Information technology capital assets with respect to this reduction in estimated useful lives to approximate $2.1 million, with $1.8 million to be included in Amortization expense.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


LITIGATION

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended February 28, 2004 and March 1, 2003, the Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter"). See also note 11 - Litigation to the Consolidated Financial Statements.

On June 7, 2004, the Company and NTP each made oral submissions before the Appellate Court and the Appellate Court has yet to rule on the appeal.

During the first quarter of fiscal 2005, the Company recorded an expense of $15.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest and current and estimated future costs with respect to ongoing legal fees. The $15.2 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at May 29, 2004. The Company will fund $15.2 million into an escrow account subsequent to the end of the first quarter of fiscal 2005 on or about June 28, 2004.

The Company will continue to contest this matter. As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those described above, have been provided for as NTP litigation expenses as at May 29, 2004. The actual resolution of the NTP matter may materially differ from the estimates as at May 29, 2004 as a result of future appellate court rulings at the conclusion of the appeals process, therefore potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

The Company expects to incur a charge of between $16.5 million and $18.0 million during the second quarter of fiscal 2005 with respect to the NTP litigation matter as a result of the Company's expected revenue growth in the U.S. marketplace.

During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated prejudgment interest for the period from March 2, 2003 to May 31, 2003 with respect to the NTP matter.

INVESTMENT INCOME

Investment income increased by $4.0 million to $6.5 million in the first quarter of fiscal 2005 from $2.5 million in the comparable period of fiscal 2004. The increase primarily reflects the increase in cash, cash equivalents, short-term investments and investments during the current quarter compared to the prior year's fiscal period, including $905.2 million in net proceeds from the Company's public offering during the fourth quarter of fiscal 2004.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


INCOME TAXES

For the first three months of fiscal 2005, the Company's income tax expense with respect to net income earned was $0.3 million and pertained to Canadian large corporation taxes and certain other minimum and foreign taxes. The Company's remaining income tax expense was offset by the utilization of previously unrecognized deferred tax assets. As at May 29, 2004, the Company determined that it was still not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax assets. Deferred tax assets of approximately $100 million, excluding eligible scientific research and experimental development investment tax credits, as of May 29, 2004 have not been recognized for accounting purposes. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly.

NET INCOME (LOSS)

Net income was $55.0 million, or $0.30 per share basic and $0.28 per share diluted, in the first quarter of fiscal 2005 compared to a net loss of $8.2 million, or a $0.05 loss per share basic and diluted, in the prior year's comparable period. See "Executive Summary" for an analysis and reconciliation of the current fiscal period's increase in net income and earnings per share.

On April 7, 2004 the Company announced that its Board of Directors had approved an effective two-for-one stock split of the Company's outstanding common shares. The stock split was implemented by way of a stock dividend whereby shareholders received one common share of the Company for each common share held. The stock dividend was paid on June 4, 2004 to shareholders of record at the close of business on May 27, 2004. The Company had a weighted average 185,856 common shares outstanding (000's) for basic earnings per share ("EPS") and a weighted average 196,378 common shares outstanding for diluted EPS in the first quarter of fiscal 2005, compared to 154,552, basic and diluted EPS, for the first quarter of fiscal 2004.

On July 2, 2004 there were 187,188 common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED MAY 29, 2004 COMPARED TO THE THREE MONTHS ENDED MAY 31, 2003

Cash and cash equivalents, short-term investments and investments increased by $54.9 million to $1.55 billion as at May 29, 2004 from $1.49 billion as at February 28, 2004. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


May 29, 2004. A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.


                                                                         As at           Change -
                                                  As at May 29,        February          Fiscal
                                                      2004             28, 2004         2005/2004
                                                -----------------------------------------------------
Cash and cash equivalents                             $   847,515       $ 1,156,419       $ (308,904)
Short-term investments                                     24,976                 -           24,976
Investments                                               672,734           333,886          338,848
                                                -----------------------------------------------------

Cash, cash equivalents, short-term investments
and investments                                       $ 1,545,225       $ 1,490,305       $   54,920
                                                =====================================================


Cash flow provided by operating activities was $61.8 million in the first quarter of fiscal 2005 compared to $5.8 million in the first three months of the preceding fiscal year, an increase of $56.0 million. The table below summarizes the key components of this net increase.



                                        Three Months Ended               Change
                                     May 29, 2004      May 31, 2003    2004/2003
                                -----------------------------------------------------
Net income (loss)                    $ 54,972          $ (8,186)         $ 63,158
Amortization                           18,056            10,837             7,219
Trade receivables                     (25,751)              882           (26,633)
Other receivables                       3,634            (2,617)            6,251
Inventory                              18,572             1,607           (20,179)
Accounts payable                        6,565            (3,605)           10,170
Accrued liabilities                    26,959             9,701            17,258
All other                              (4,014)           (2,777)           (1,237)
                                -----------------------------------------------------
                                     $ 61,849          $  5,842          $ 56,007
                                =====================================================



Cash flow provided by financing activities was $19.6 million for the first quarter of fiscal 2005, primarily proceeds from the exercise of stock options. For the first quarter of the prior fiscal year, cash flow generated from financing activities was $0.8 million.

Cash flow used in investing activities, before the acquisition of short-term investments of $25.1 million, was $365.8 million for the first quarter of fiscal 2005 including capital and intangible asset expenditures of $16.5 million and the acquisition of investments of $350.9 million. For the first quarter of the prior fiscal year, cash flow generated from investing activities was $3.6 million, including $31.3 million in proceeds from the sale of investments, partially offset by capital and intangible asset expenditures of $3.6 million and $24.1 million, respectively.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


NTP LITIGATION FUNDING

See also Litigation and notes 11 and 14(a) to the Consolidated Financial Statements.

Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the current period's enhanced compensatory damages amount (the "quarterly deposit") into a bank escrow account, subsequent to the end of each fiscal quarter. The quarterly deposit is currently calculated as 8.55% of infringing revenues, as determined by the Court, plus postjudgment interest, and these quarterly deposits are set aside in escrow until the appeals process is complete. The quarterly deposit obligation for the first quarter of fiscal 2005 and the quarterly deposits for fiscal 2004 are reflected as Restricted cash on the Consolidated Balance Sheet as at May 29, 2004.

The Company has a $70 million Letter of Credit Facility (the "Facility") in place with a Canadian financial institution and has utilized $48 million of the Facility in order to fund an LC to partially satisfy the Company's liability and funding obligation in the NTP matter, as described in note 11 to the Consolidated Financial Statements. The LC of $48 million excludes the quarterly deposits into the escrow bank account, which are shown as Restricted cash on the Company's Consolidated Balance Sheets. The Company has pledged specific investments as security for the Facility.

AGGREGATE CONTRACTUAL OBLIGATIONS

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at May 29, 2004:



                                            Total          Less than        One to           Four to      Greater than
                                                           One Year      Three Years        Five Years    Five Years
                                    ------------------------------------------------------------------------------------
                                    ----------------
Long-term debt                              $  6,264         $    193         $    667         $  5,404         $   --
Operating lease obligations                   15,919            2,051            4,572            2,000            7,296
Purchase obligations and
commitments                                  213,765          213,765             --               --               --
Capital lease obligations                       --               --               --               --               --
Other long-term liabilities                     --               --               --               --               --
                                    ------------------------------------------------------------------------------------
Total                                       $235,948         $216,009         $  5,239         $  7,404         $  7,296
                                    ====================================================================================
                                    ----------------



Purchase obligations and commitments, in the form of purchase orders or contracts, of $213.8 million are primarily for the purchase of raw materials, as well as capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


The Company has commitments on account of capital expenditures of approximately $6.5 million included in the $213.8 million above, primarily for manufacturing and IT, including service operations. The Company intends to fund current and future capital asset expenditure requirements from existing financial resources and cash flows.

The Company has not declared any cash dividends in the last three fiscal years.

As a result of the Company's stock offering in January 2004, which raised net cash proceeds of $905.2 million, plus cash flow in the first quarter of fiscal 2005, cash, cash equivalents, short-term investments and investments ("financial resources") were $1.5 billion as at May 29, 2004. The Company's financial resources are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet future growth expectations.


MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

FOREIGN EXCHANGE

The Company's revenues are primarily transacted in U.S. dollars, Canadian dollars, British pounds and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. These foreign currencies include the Canadian dollar, British pound, Euro, Australian dollar, Hong Kong dollar and Japanese yen. To mitigate a portion of this risk, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euro and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at February 28, 2004. As at May 29, 2004, the unrealized gain on these forward contracts was approximately $1.4 million (February 28, 2004 - unrealized gain

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


of $5.5 million). These amounts were included in Other current assets and Other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at May 29, 2004, a loss of $0.1 million was recorded in respect of this amount (February 28, 2004 - loss of $0.1 million). This amount was included with Selling, marketing and administration expense.

To hedge exposure relating to foreign currency accounts receivable, the Company has entered into forward foreign exchange contracts to sell British Pounds and purchase U.S. dollars, and to sell Euros and purchase U.S. dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged receivables. For the period ending May 29, 2004, a loss of $1.2 million was recorded in respect of these forward contracts (February 28, 2004 - $nil). This amount was included with Selling, marketing and administration expense.

INTEREST RATE

Cash, cash equivalents and investments are invested in certain instruments of varying short-term maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

CREDIT AND CUSTOMER CONCENTRATION

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at May 29, 2004 is $ 2.4 million (February 28, 2004 - $2.4 million). The Company also places insurance coverage

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


for a portion of its foreign trade receivables with Export Development Corporation.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at May 29, 2004, the maximum exposure to a single counter-party was 39% of outstanding derivative instruments (February 28, 2004
- 43%).


COMMENTARY ON MATERIAL DIFFERENCES IN THE COMPANY'S INTERIM 2005 FINANCIAL STATEMENTS UNDER U.S. GAAP COMPARED TO CANADIAN GAAP

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. The Company has also prepared consolidated financial statements in accordance with Canadian GAAP on a basis consistent for all periods presented.

There are no material differences to reported values contained in the Company's consolidated balance sheets under U.S. GAAP and Canadian GAAP.

A summary of the differences to reported values contained in the Company's consolidated statements of operations under U.S. GAAP and Canadian GAAP is set out in the table below:



                                                             Three Months Ended
                                                        May 29,                 May 31,
                                                           2004                    2003
                                               -----------------       -----------------


Net income (loss) under U.S. GAAP                     $  54,972              $  (8,186)
                                               -----------------       -----------------
Adjustments - Canadian GAAP
  Start-up costs (a)                                          -                   (104)
  Stock-based compensation costs  (b)                    (1,369)                  (409)
                                               -----------------       -----------------
Net income (loss) under Canadian GAAP                 $  53,603              $  (8,699)
                                               =================       =================



NOTES:

a) U.S. GAAP, Statement of Position 98-5, Reporting on the Cost of Start-up Activities, prescribes that start-up costs should be expensed as incurred. Canadian GAAP allows for the capitalization of start up costs, namely the costs incurred during the start-up of the Company's European operations. As of August 30, 2003, the Company had expensed all start-up costs previously incurred, as the Company determined that there is no remaining

                           Research In Motion Limited
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
                    For the Three Months Ended May 29, 2004


     value to these costs as a result of changes in the underlying operations.

b) As described in note 3(b), the Company has a stock-based compensation plan. Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense was recognized. In November 2003, CICA Handbook Section 3870 was amended to provide three different transitional provisions which allow for the adoption of fair value based accounting for stock options. In the fourth quarter of fiscal 2004, the Company has elected the prospective method of adoption for Canadian GAAP purposes effective for the year ended February 28, 2004. The adoption was retroactive to the first quarter of fiscal 2004, and the prior year comparatives have been adjusted to reflect this adoption. In addition, proforma stock-based compensation expense was calculated on grants issued since March 2, 2003.

Differences to reported values contained in the Company's consolidated statements of cash flows under U.S. GAAP and Canadian GAAP result from the differences discussed above.

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Research In Motion Limited
                                            -----------------------------------
                                                     (Registrant)

Date:   July 7, 2004                   By:   /s/ Angelo Loberto
        -------------------------            ----------------------------------
                                                     (Signature)
                                               Angelo Loberto
                                               Vice-President, Finance